VF 5-12-05

RECEIVED APR 29 2005 SEC MAIL WASH, D.C. 213

SECURI[TIES AND EXCHANGE COMMISSI]ON

05043118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix (City) AZ (State) 85004-10725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 5-17-2005

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunAmerica Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
SunAmerica Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of SunAmerica Securities, Inc. and its subsidiary (the "Company") as of December 31, 2004, and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunAmerica Securities, Inc. and its subsidiary at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2, the Company has restated opening retained earnings as of December 31, 2003.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 27, 2005

SunAmerica Securities, Inc. and Subsidiaries
An indirectly wholly owned subsidiary of American International Group, Inc.
Consolidated Statement of Financial Condition
December 31, 2004

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	46,631
Cash segregated under federal and other regulations		681
Receivables from broker-dealers and clearing organizations		6,789
Receivables from investment advisors		3,652
Securities pledged to insurance company		1,327
Securities owned, at market value		404
Notes and accounts receivable from registered representatives		6,393
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $13,104		1,234
Goodwill		1,536
Deferred taxes		11,105
Prepaid expenses and other assets		1,018
Total assets	$	80,770
Liabilities and Stockholder's Equity		
Commissions payable	$	9,560
Accounts payable and accrued expenses		5,908
Securities sold, not yet purchased, at market value		286
Payables to affiliates		2,687
Income taxes payable to Parent		4,301
Other liabilities		7,639
Total liabilities		30,381
Commitments and contingencies (Note 12)		
Stockholder's equity		
Common stock - no par value; 1,000 shares authorized; 50 shares issued and outstanding		1
Additional paid-in capital		29,549
Accumulated other comprehensive income		1,967
Retained earnings		18,872
Total stockholder's equity		50,389
Total liabilities and stockholder's equity	$	80,770

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

SunAmerica Securities, Inc (the "Company") is a wholly-owned subsidiary of AIG Advisors Group ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmeica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

AIG Japan Securities, Inc. ("AIG JS") is a wholly-owned subsidiary of the Company. On April 30, 2002, the Tokyo, Japan branch of AIG JS was registered as a broker-dealer in Japan for the purposes of selling in Japan non-U.S. institutional mutual funds and other financial products, primarily sponsored by foreign AIG affiliates. AIG JS began operations on May 20, 2002. Effective January 1, 2005, the Company divested its ownership in AIG JS, transferring its ownership to an affiliate, AIG Equity Sales, Inc.

SunAmerica has agreed to reimburse the Company for any AIG JS net losses. Such reimbursements are recorded as capital contributions to the Company. Conversely, should AIG JS generate a profit during any period, such profits are treated as a return of capital to SunAmerica.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, AIG JS and other wholly-owned subsidiaries (all inactive). AIG JS reports on a fiscal year ending November 30 consistent with certain other AIG foreign subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Translation of Foreign Currency

Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*. Under SFAS No. 52, functional currency assets and liabilities are translated into U.S. dollars generally using the current rate of exchange prevailing at the statement of financial condition date of the subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes in capital funds. The functional currency is generally the currency of the local operating environment. Statement of operations accounts expressed in functional currency are translated using the average exchange rate for the year. Exchange gains and losses resulting from foreign currency transactions are recorded in net income.

Commission Revenue and Expense
Commissions revenue and commissions expense are recorded on a trade date basis as securities transactions occur.

Sponsorship Revenue and Related Marketing and Meeting Expense
The Company receives sponsorship revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the company's representative meetings. The Company records sponsorship revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned, at market value, consisting primarily of corporate and municipal bonds, are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Statement of Cash Flows
For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to five years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

Furniture, Equipment, Leasehold Improvements and Software
Furniture, equipment, leasehold improvements and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill
Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability, an assessment of the fair value as well as the overall market value of the Company compared to its net book value.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company and its subsidiaries are included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to the 2004 presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prior Period Adjustment
The Company did not appropriately record executive compensation expense totaling $109,000 awarded by the Parent and/or its affiliates for the year ended December 31, 2003. The effect of this transaction resulted in an overstatement of 2003 net income and retained earnings of $109,000. Additional paid in capital was understated by $109,000 at December 31, 2003. These corrections are reflected in the accompanying Statement of Changes in Stockholder's Equity as of the beginning of the period.

3. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary, AIG Japan Securities *(amounts in thousands of dollars)*:

Total Assets:	$12,317
Total Liabilities:	863
Stockholder's Equity:	11,454

The assets and liabilities of the subsidiary are not included in the consolidated computation of net capital.

4. Cash Segregated Under Federal and Other Regulations

Cash of approximately $681,000 as of December 31, 2004 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated refunds due customers related to breakpoint discounts. Included in this amount is cash of $97,298 held by AIG JS, which is segregated under securities regulations in Japan.

5. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	2,849
Fees and commissions receivable		3,940
	$	6,789

6. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software consist of the following at December 31, 2004:

(in thousands of dollars)

Computer equipment	$	4,197
Furniture, fixtures and equipment		3,814
Software		6,237
		14,248
Less accumulated depreciation and amortization		(13,014)
	$	1,234

For the year ended December 31, 2004, depreciation expense totaled approximately $573,000 and is included in general and administrative expense in the accompanying Consolidated Statement of Operations and Comprehensive Income.

7. Securities Owned and Sold, not yet purchased

Securities owned and sold, not yet purchased at December 31, 2004 are summarized as follows:

(in thousands of dollars)

	Owned	Sold, not yet purchased
Corporate stocks	$ 396	$ 286
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	2	-
Debt securities issued by states of the United States and political subdivisions of the states	6	-
	$ 404	$ 286

8. Related Parties

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commissions revenue for the year ended December 31, 2004 includes $25,470,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commissions expense for the year ended December 31, 2004 includes $23,775,000 paid on sales of products sponsored by Affiliates.

The Company's sponsorship revenues are determined and collected by AIG AG for all broker dealers owned by the Group. The Company's portion of gross sponsorship revenue for the year ended December 31, 2004 was $14,533,000. The Parent paid $2,910,000 in marketing and meeting expenses on behalf of the Company during the year ended December 31, 2004.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2004, the Company was allocated $1,051,000 for these expenses.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $3,854,000 for the year ended December 31, 2004, which is reflected as other income in the Consolidated Statement of Operations and Comprehensive Income.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $2,394,000 for the year ended December 31, 2004, which is included in general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income.

AIG affiliates in Japan provide management, general and administrative services to AIG JS. In connection with these arrangements, employee compensation and benefits and service costs in the amount of $2,314,000 are recorded in the accompanying Consolidated Statement of Operations and Comprehensive Income.

9. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2004 amounted to $2,962,000.

10. Income Taxes

The components of the provision for income taxes at December 31, 2004, are as follows:

(in thousands of dollars)

Current		
Federal	$	3,453
State		242
Foreign		9
Total current		3,704
Deferred		
Federal		(2,822)
Total	$	882

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 40 percent for the year ending December 31, 2004, is primarily due to state and local taxes. Deferred taxes assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation, bad debt expense and legal reserves.

11. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2004, the Company had net capital of $8,419,000, which was $8,169,000 in excess of the amount required. The Company had no debit items at December 31, 2004.

AIG JS is subject to the capital requirements of Japan's Financial Supervisory Agency ("FSA"), which requires all broker-dealers in Japan to calculate and maintain their capital adequacy ratio over 140 percent on a daily basis, and report to FSA on a monthly basis. As of November 30, 2004, AIG JS was in compliance with the required capital adequacy ratio. In the opinion of Company management, the operations of AIG JS are not subject to regulatory supervision in the United States of America.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) and k(2)(ii) of the Rule.

12. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, except for the matter discussed below, the amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

During the year ended December 31, 2004, the Company accrued $4,149,000 for potential losses arising from regulatory assessments associated with mutual fund and variable annuity directed brokerage arrangements.

Deferred Compensation

The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers.

Leases
The Company has a noncancelable lease for its office space, which expires in 2006. The lease provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2004, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Year Ending December 31,	
2005	736
2006	26
	$ 762

Rent expense was $682,000 for the year ended December 31, 2004.

Parent Company
The Company's ultimate parent, AIG, has announced that it has delayed filing its Annual Report on Form 10-K for the year ended December 31, 2004 to allow AIG's Board of Directors and new management adequate time to complete an extensive review of AIG's books and records. The review includes issues arising from pending investigations into non-traditional insurance products and certain assumed reinsurance transactions by the Office of the Attorney General for the State of New York and the Securities and Exchange Commission and from AIG's decision to review the accounting treatment of certain additional items. Circumstances affecting AIG can have an impact on the Company. Accordingly, we can give no assurance that any further changes in circumstances for AIG will not impact us. While the outcome of this investigation is not determinable at this time, management believes that the ultimate outcome will not have a material adverse effect on Company operating results, cash flows or financial position.

13. Subsequent Event

Effective January 1, 2005 the Company transferred its investment in AIG JS to an affiliate, AIG Equity Sales. The transaction will be recorded as a return of capital and a dividend to the Parent. The amount of the investment in AIG JS at December 31, 2004 was $11,454,543.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
SunAmerica Securities, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of SunAmerica Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 27, 2005